Phone:	(212)885-5205
Fax:	(917)332-3033
Email:	ajanell@blankrome.com

September 9, 2016

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
 Washington, D.C. 20549
Attention: Asen Parachkevov

Re:	Cornerstone Strategic Value Fund, Inc. Registration Statement on Form N-2 File Numbers: 333-212953 and 811-05150

Dear Mr. Parachkevov:

On behalf of Cornerstone Strategic Value Fund, Inc. (the “Fund”), this letter is in response to the comments received telephonically on September 6, 2016, from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) regarding the Fund’s registration statement filed on Form N-2 on August 5, 2016 (the “Registration Statement”) under the Securities Act of 1933 as amended (the “1933 Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). The filing was made for the purpose of registering non-transferable rights (“Rights”) to be issued to shareholders of the Fund to purchase new shares of the Fund (“Shares”). We have set forth below, in bold face type, the text of the comment, followed by the Fund’s responses.

1.	Please update all financial information to the extent necessary as of June 30, 2016.

RESPONSE: The Fund has updated all financial information to the extent necessary as of June 30, 2016.

2.	Under Purpose of the Offering – For the years 2011-2015 please specify for each year whether substantially all or a majority of the distributions of the Fund made to its stockholders consisted of a return of its stockholder’s capital, and not of income or gains generated from the Fund’s investment portfolio.

RESPONSE: The Fund has revised the disclosure as follows:

Specifically, Stockholders should be aware that substantially all of the distributions that the Fund made to its Stockholders for the years 2011 and 2015 consisted of a return of its Stockholders’ capital, and not of income or gains generated from the Fund’s investment portfolio, and a majority of the distributions that the Fund made to its Stockholders for the years 2012-2014 consisted of a return of its Stockholders’ capital, and not of income or gains generated from the Fund’s investment portfolio.

3.	Determination of Net Asset Value – Supplementally confirm that the Fund is not investing in more than 15% of funds that are exempt from the Investment Company Act of 1940 pursuant to Section 3(c)(1) and 3(c)(7) and that the Fund is not investing in more than 35% in private funds.

RESPONSE: The Fund hereby confirms that it is not investing nor does it intend to invest more than 15% of its net assets in funds that are exempt from the Investment Company Act of 1940 pursuant to Section 3(c)(1) and 3(c)(7) and the Fund is not, nor does it intend to invest in more than 35% of its net assets in private funds.

4.	Under Determination of Net Asset Value it states, “Private funds and non-traded ETFs are fair valued based on the Fund’s fair valuation policies and procedures.” Please explain what a non-traded ETF is.

RESPONSE: On further review, we have determined that the term non-traded ETF was inadvertently stated in the disclosure. This disclosure was included in the prospectus in response to a comment received from the SEC staff stating, “Please add clarifying language as to how the Fund values its investments in other investment companies (private funds, other closed-end funds, traded or non-traded, and ETFs), and that the prospectuses for such companies explain the circumstances under which those companies will use fair value pricing.” The Fund has revised the disclosure as follows:

The net asset value of shares of the Fund is determined weekly and on the last business day of each month, as of the close of regular trading on the NYSE MKT (normally, 4:00 p.m., Eastern time). In computing net asset value, portfolio securities of the Fund are valued at their current market values determined on the basis of market quotations. If market quotations are not readily available, securities are valued at fair value as determined by the Board of Directors. The Fund’s investments in closed-end funds or ETFs whose shares are listed on a national securities exchange are valued using the market price at the close of the NYSE MKT or such other exchange on which they are listed. Private funds and non-traded closed-end funds are fair valued based on the Fund’s fair valuation policies and procedures. Fair valuation involves subjective judgments, and it is possible that the fair value determined for a security may differ materially from the value that could be realized upon the sale of the security. Non-dollar-denominated securities are valued as of the close of the NYSE MKT at the closing price of such securities in their principal trading market, but may be valued at fair value if subsequent events occurring before the computation of net asset value materially have affected the value of the securities.

5.	Management – Under Other Directorships Held By Director, please make sure that all directorships for the past 5 years are included. Please include reference to Cornerstone Progressive Return Fund and its merger with and into Cornerstone Strategic Value Fund.

RESPONSE: The Fund has revised the disclosure in Other Directorships Held By Director to include all directorships for the past 5 years including reference to Cornerstone Progressive Return Fund and its merger with and into Cornerstone Strategic Value Fund, Inc.

6.	Under Summary of Principal Risks you have removed the following principal risks: Issuer Specific Changes, Foreign Securities Risk, Market Discount from Net Asset Value, Defensive Positions, Management Risk, Preferred Securities Risk, and Convertible Securities Risk. Please disclose why each of these risk factors are not viewed as principal risks.

RESPONSE: On further review, the Fund has determined to re-insert the following risks as principal risks in the Summary of Principal Risks: Issuer Specific Risk, Foreign Securities Risk, Defensive Positions, Management Risk, and Preferred Securities Risk. In regard to Market Discount from Net Asset Value and Convertible Securities Risk, the Fund does not consider either of these risks as a principal risk based on the Fund’s investment objective and strategies. Additionally, these risks are currently listed as Non-Principal Risks in the prospectus.

* * * * * *

The Fund hereby acknowledges that:

•	the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

The Fund intends to file a pre-effective amendment to the Registration Statement to include the revisions set forth in this response letter.

Should you have any additional questions or comments regarding this letter, please contact me at (212) 885-5205.

Sincerely,

/s/ Allison H. Janell
Allison H. Janell

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